UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. ___)*
Servotronics, Inc.
(Name of Issuer)
Common Stock, $0.20 value per share
(Title of Class of Securities)
817732100
(CUSIP Number)
KENNETH D. TRBOVICH
960 PORTERVILLE ROAD
EAST AURORA, NEW YORK 14052
(716) 634-4646
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)
December 6, 2022
(Date of Event Which Requires Filing of this Statement)
If the filing person has previously filed a statement on Schedule
13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. _
Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.
* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.
The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities
Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


 1	 	NAMES OF REPORTING PERSONS:
        Kenneth D. Trbovich
	 	I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):


2	 	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):

	 	(a)    X
	 	(b)    _

3	 	SEC USE ONLY:

4	 	SOURCE OF FUNDS (SEE INSTRUCTIONS):
	 	OO

5	 	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
        ITEMS 2(d) OR 2(e):
	 	_

6	 	CITIZENSHIP OR PLACE OF ORGANIZATION:

		United States of America



NUMBER OF
SHARES
BENEFICIALLY
OWNED BY
EACH
REPORTING
PERSON
WITH


	7	 	SOLE VOTING POWER:

		 	108,780 shares

	8	 	SHARED VOTING POWER:
		 	 393,818 shares


	9	 	SOLE DISPOSITIVE POWER:

		 	108,780 shares

	10	 	SHARED DISPOSITIVE POWER:
		 	 393,818 shares


11	 	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	 	502,598 shares (1)

12	 	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
        (SEE INSTRUCTIONS):

	 	_

13	 	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

	 	20.0% (2)

14	 	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

	 	IN


(1) Includes: (a) 91,171 shares of Common Stock (defined below) owned by
    Kenneth D. Trbovich. (b) Kenneth D. Trbovich, serves as the Trustee of and controls 17,609 shares of Common Stock which are held by the Trbovich Family Foundation (the "Foundation"). (c) Kenneth D. Trbovich serves as the Co-Executor of the Estate and jointly controls 99,175 shares of Commons Stock owned by the Estate. (d) The Estate jointly controls 294,643 shares of Common Stock owned by Beaver Hollow Wellness, LLC through that certain Voting Agreement dated as of December 6, 2022, as more fully described below.
(2) Calculated based on 2,510,042 shares of common stock ("Common Stock") of the Issuer outstanding as of November 7, 2022, as reported in the Issuer's Quarterly Report on Form 10-Q for the quarter ended September 30, 2022.

TABLE OF CONTENTS

Item 1. Security and Issuer
Item 2. Identity and Background
Item 3. Source and Amount of Funds or Other Consideration
Item 4. Purpose of Transaction
Item 5. Interest in Securities of the Issuer
Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Item 7. Material to Be Filed as Exhibits
Signature


Item 1. Security and Issuer
        This Schedule 13D (the "Schedule 13D") relates to shares of common stock, par value $0.20 per share ("Common Stock"), of
        Servotronics, Inc., a Delaware corporation (the "Issuer").
        The principal executive offices of the Issuer are located
        at 1110 Maple Street, Elma, New York 14059.
Item 2. Identity and Background
(a)	This Schedule 13D is being filed by Kenneth D. Trbovich, a citizen of the
United States of America ("Mr. Trbovich").
(b)	The address of the principal business and principal office of
    Mr. Trbovich is 960 Porterville Road, East Aurora, New York 14052.
(c)	Consultant
(d)	During the last five years, Mr. Trbovich has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
(e)	During the last five years, Mr. Trbovich has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws.
(f)	Mr. Trbovich is a citizen of the United States of America.
Item 3. Source and Amount of Funds or Other Consideration
    Mr. Trbovich directly owns 91,171 shares of Common Stock, which were, in part, granted to Mr. Trbovich pursuant to the Issuer's Employee Stock Option Plan and, in part, gifted to him from an IRA he received from his father,
    Mr. Nicolas D. Trbovich, Sr., after his death. Mr. Trbovich controls
    17,609 shares of Common Stock which are held by the Trbovich Family Foundation (the "Foundation"). Mr. Trbovich is the Trustee of the Foundation. Mr. Trbovich jointly controls 99,175 shares of Common Stock which are held by Estate of Nicholas D. Trbovich, Sr. (the "Estate").
    Mr. Trbovich and his brother, Mr. Michael D. Trbovich, are the co-executors of the Estate. On December 6, 2022, the Estate, exchanged 294,643 shares of Common Stock (the "Exchanged Shares") for membership interests in Beaver Hollow Wellness, LLC, a New York limited liability company.
    The Estate indirectly owns the Exchanged Shares.
Item 4. Purpose of Transaction
    On December 6, 2022, the Estate of
    Nicholas D. Trbovich, Sr. (the "Estate"), exchanged 294,643 shares of Common Stock (the "Exchanged Shares") for membership interests in Beaver Hollow Wellness, LLC, a New York limited liability company, as part of a diversification strategy for the Estate's asset portfolio.
    The Estate indirectly owns the Exchanged Shares.
    Mr. Trbovich and his brother, Mr. Kenneth Trbovich, are the co-executors of the Estate.
    The Estate has filed a separate Schedule 13D.
Item 5. Interest in Securities of the Issuer
(a) As of 12:00 p.m., Eastern Standard time, on the date of this Schedule 13D, Mr. Trbovich beneficially owns an aggregate of 502,598 shares of Common Stock (defined below) of the Issuer (the "Shares").
    The Shares represent 20.0% of the Issuer's Common Stock outstanding. Percentages of the Common Stock outstanding reported in this Schedule 13D are calculated based upon the 2,510,042 shares of common stock
    ("Common Stock") of the Issuer outstanding as of November 7, 2022, as reported in the Issuer's Quarterly Report on Form 10-Q for the quarter ended September 30, 2022.
(b) Mr. Trbovich owns and has sole voting and dispositive power over 108,780 of the Shares. The Estate owns and has sole voting and dispositive power over 99,175 of the Shares, which power is exercised by Kenneth D. Trbovich and Michael D. Trbovich as the co-executors of the Estate. The Estate indirectly owns and jointly controls 294,643 of the Shares owned by Beaver Hollow Wellness, LLC through that certain Voting Agreement dated as of December 6, 2022, as more fully described below.
(c) On December 6, 2022, the Estate exchanged 294,643 of the Shares
    (the "Jointly Controlled Shares") for a limited liability company interest in Beaver Hollow Wellness, LLC, a New York limited liability company ("BHW"). In connection with the exchange, the Estate entered into a Voting Agreement dated as of December 6, 2022, with the other member of BHW, Founders Software, Inc., a Nevada corporation ("FSI"), wholly owned and controlled by Paul L. Snyder III ("PLS"), who is also Chairman of the Board and the indirect majority shareholder of FSI, which governs the voting and transfer, and disposal rights of the Jointly Controlled Shares. The exchange was effected as a private exchange of equity interests.
(d) Subject to the Voting Agreement described in Item 6 below (i) BHW has the right to receive dividends and the proceeds from any sale of the Jointly Controlled Shares and (ii) the Estate and FSI, as the members of BHW, have the power to direct the receipt of dividends and the proceeds from any sale of the Jointly Controlled Shares. The Estate has to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of 99,175 of the Shares it owns, such rights to be exercised by the Co-Executors. The Foundation has to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of 17,609 of the Shares it owns, such rights to be exercised by the Mr. Trbovich as the Trustee.
(e) Not applicable.
Item 6.  Contracts, Arrangements, Understandings and Relationships with
    Respect to Securities of the Issuer
In connection with the exchange of the Jointly Controlled Shares for a membership interest in BHW, the Estate, for which Mr. Trbovich is a co-executor, entered into a Voting Agreement dated as of December 6, 2022
(the "Voting Agreement") with the other member of BHW, Founders Software, Inc., which governs the voting, transfer, direction of dividends, and disposal rights of the Jointly Controlled Shares.
Item 7.  Material to Be Filed as Exhibits
Voting Agreement dated as of December 6, 2022.

Signature
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: December 9, 2022

/s/ Kenneth D. Trbovich
Kenneth D. Trbovich